Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
NET EARNINGS
Income from continuing operations	$209	$162	$111	$107	$59
Income tax expense (benefit)	115	84	64	69	38
Interest expense, excluding capitalized interest	26	33	35	41	65
Portion of rents deemed representative of the interest factor (1/3)	179	165	158	155	170
	$529	$444	$368	$372	$332
FIXED CHARGES
Gross interest expense	$26	$33	$35	$42	$67
Portion of rents deemed representative of the interest factor (1/3)	179	165	158	155	170
	$205	$198	$193	$197	$237
RATIO OF EARNINGS TO FIXED CHARGES	2.6	2.2	1.9	1.9	1.4